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                          November 22, 2021

       Lisa Murison
       Secretary and General Counsel
       Bird Global, Inc.
       406 Broadway, Suite 369
       Santa Monica, California 90401

                                                        Re: Bird Global, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 17,
2021
                                                            File No. 333-261137

       Dear Ms. Murison:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Rachel Sheridan